Nasdaq Regulation

William Salttery, CFA
Vice President
Listing Qualifications

By Electronic Mail

September 26, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 25, 2019 The Nasdaq Stock Market (the "Exchange") received from Avita Medical Limited (the "Registrant") a copy of the Registrant's application on Form 20-F for the registration of the following securities:

American Depositary Shares (each
representing 20 Ordinary Shares)

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery